

February 5, 2010

Mr. Xin Chen
Chief Financial Officer
FLM Minerals Inc
#14 - 8 No. 58 Haidian Road
Haidian District
Beijing, China 100086

       Re: **FLM Minerals Inc**
               Form 8-K Filed February 3, 2010
               File No. 0-53160

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed February 3, 2010

1.   We note that the principal accountant's report on the financial statements for November 30, 2008 was modified due to substantial doubt that the Company will be able to continue as a going concern. However, your Form 8-K filed on February 3, 2010 did not reference this modification to the accountant's report. Please amend your 8-K to clarify whether the principal accountant's report on the financial statements for November 30, 2008 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.

2.   Please include an updated Exhibit 16 letter from Kempisty & Company Certified Public Accountants, P.C.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on this filing. Please contact Mark C. Shannon at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief